October 3, 2011

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:  Sonia Bednarowski and Justin Dobbie

Re:	Benihana Inc. Registration Statement on Form S-4 Filed September 15, 2011 File No. 333-176842

Ladies and Gentlemen:

On behalf of our client, Benihana Inc. (the “Company”), set forth below are responses to the comment letter dated September 27, 2011 from the staff regarding the above-captioned registration statement filed by the Company under the Securities Act of 1933.  The numbered paragraphs and headings below correspond to the headings and numbers in the comment letter.  For your reference, preceding each response we have reproduced in italics the comment that corresponds thereto.

 General

1.           Please revise to unbundle the first proposal so that the increase in the number of authorized shares of Common Stock from 12,000,000 to 30,000,000 is a separate proposal pursuant to Rule 14a-4(a)(3) under the Securities Exchange Act of 1934.

The Company has considered Rule 14a-4(a)(3) and guidance issued by the staff with respect thereto and respectfully notes that it does not believe that the elements of the referenced proposal (the “Proposal”) to approve the amendment and restatement of the Company’s Certificate of Incorporation (including the reclassification of the Class A Common Stock into Common Stock and the change in the number of authorized shares of Common Stock) represent “separate matters” required to be presented in separate proposals. The Proposal to be voted on by the stockholders necessarily requires a change in the number of authorized shares of Common Stock, since the currently-authorized shares of Common Stock is insufficient to accommodate the number of shares of Class A Common Stock that would be reclassified as Common Stock. The change in the authorized shares of Common Stock is not an independent or separate matter; it is a necessary and logically inseparable part of the reclassification.

Incidentally, we note that the increase in the number of shares of authorized Common Stock of the Company in the Proposal would be less than the  decrease in the number of shares of authorized Class A Common Stock, which is being simultaneously eliminated. In other words, the number of authorized shares of the Company’s total authorized common stock post-reclassification would not increase (and in fact would decrease) as compared with such number pre-reclassification.

The purpose of the unbundling rule of Rule 14a-4(a)(3), as expressed in Exchange Act Release No. 31326 (October 16, 1992), is to permit stockholders to communicate their views on each of the matters put to a vote, and to not be compelled to approve parts of packaged matters they might not approve if presented independently. The Company believes that the elements of the Proposal comprise a unitary matter, which is the reclassification of the Class A Common Stock to eliminate the dual-class common stock structure. The proposed elements of the Proposal are inextricably linked components of such reclassification, not a series of related but separate matters that the Company’s stockholders are being asked to approve; the reclassification of shares of Class A Common Stock into Common Stock would be impossible without an increase in the shares of Common Stock authorized and available for issuance. As such, the individual components of the Proposal cannot be considered or viewed in isolation and the Company respectfully submits that stockholders should instead consider the Proposal in its entirety.  Moreover, the Company believes that unbundling the Proposal and presenting components thereof as separate proposals would potentially confuse stockholders, as the Company has taken great efforts to present stockholders substantially the same proposal pursuant to materials in substantially the same format, style and document structure as was provided in connection with the Company’s special meeting held on September 12, 2011. The Form S-4 relating to that meeting (No. 333-174815) was declared effective August 2, 2011, following comments from the staff, which comments did not include any bundling comment.

The Company also respectfully advises the Staff that it is aware of numerous other proxy solicitations that included a reclassification proposal substantially similar to the present reclassification proposal and that included the authorization of additional shares for the surviving class of stock (whether explicitly in such proposal or incorporated into the proposed set of reclassification amendments) and directs the staff’s attention in particular to the following four (additional examples of which would be provided if requested): (i) Proposal 1 of the definitive proxy statement filed by Telephone and Data Systems, Inc. on August 31, 2011, (ii) Proposal 1 of the definitive proxy statement filed by Aaron’s, Inc. on November 3, 2010, (iii) Proposal 1 of the definitive proxy statement filed by Chipotle Mexican Grill, Inc. on November 3, 2009 and (iv) Proposals 1-4 of the proxy statement/prospectus filed by Liberty Media Corporation filed on September 7, 2007.  In addition, the Company directs the staff’s attention to Proposal 1 of the definitive proxy statement filed by Biglari Holdings Inc. on July 5, 2011, and correspondence filed July 1, 2011, with respect to similar bundling issues in a related recapitalization context.

In summary, the Company respectfully affirms that there is no bundling issue in the present instance for the following reasons, among others;

●
The increase in authorized shares of Common Stock is inextricably, dependently and logically part of the reclassification of the Class A Common Stock and would not even be submitted to the stockholders absent the reclassification.

●
The Company believes that unnecessarily changing the structure of this unified proposal now would confuse stockholders, who recently addressed substantially the same reclassification proposal at the recent special meeting of stockholders, which confusion also would result from the complexity of an increased number of proposals and the complexity in describing the linkage and conditionality thereof.

●
The staff did not object on a bundling basis to the formulation of the proposal in the prior Form S-4, even as it raised other comments (although the Company acknowledges that the prior review was not deemed to be comprehensive).

●
There is ample and solid precedent for nearly identical reclassifications and recapitalizations in which bundling was not raised as a comment on the issuer’s filings or was raised and then not effected due to issuer response.

Prospectus Cover Page

2.           Please revise to remove the word “unanimously” from the prospectus cover page.

The requested revision will be made to the prospectus cover page with conforming changes throughout the prospectus/proxy statement.

* * * * *
Acknowledgements

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,
/s/ Gary J. Simon
Gary J. Simon

cc:           Cristina L. Mendoza
Kenneth A. Lefkowitz